FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 8, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for July 8, 2008 and incorporated by reference herein is the Registrant’s immediate report dated July 8, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: July 8, 2008

BLUEPHOENIX SIGNS NON-BINDING LETTER OF
INTENT FOR SALE OF MAINSOFT SUBSIDIARY

—	Company expected to receive cash payment of $1.7M and contingent consideration if deal is completed
—	Discontinued operation charge of $8.3M to be taken in second quarter

HERZLIYA, Israel – July 8, 2008 – BluePhoenix Solutions (NASDAQ: BPHX – News), the leader in value-driven legacy modernization, today announced that it has entered into a non-binding letter of intent to sell its interest in Mainsoft to an undisclosed third party.

There can be no assurance that negotiations will lead to the execution of a definitive agreement or that the sale will be completed following the execution of the agreement if certain terms are not met. If the deal is completed and all terms are met, the buyer will pay BluePhoenix a cash payment of $1.7 million plus contingent consideration based on certain exit events, such as sale of holdings or qualified initial public offering. Terms will be agreed and disclosed upon execution of the definitive agreement for the sale.

In January 2008, the Company’s board of directors decided to sell its holdings in Mainsoft in which it holds a 58% controlling interest. This decision followed a strategic shift in Mainsoft’s product development and marketing strategy outside of BluePhoenix’s core business focus. As a result, starting the fourth quarter of 2007, the quarterly results of Mainsoft have been reclassified as discontinued operations. In addition, following a valuation conducted by an external accounting firm, BluePhoenix recorded in the fourth quarter of 2007 a one-time, non-cash charge of $7 million as impairment of goodwill related to the Mainsoft acquisition. This charge, which impacted the fourth quarter 2007 results, reduced the book value of its interest in Mainsoft to $10 million.

Based on Mainsoft’s results in the first six months of 2008 and negotiations with potential buyers, the Company is taking additional non-cash charge of $8.3 million, to be recorded as discontinued operation in the second quarter of 2008 and will not affect the non-GAAP results. The remaining book value on the Company’s balance sheet relating to Mainsoft is $1.7 million.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: the ability to reach a definitive agreement with respect to the sale of our interest in Mainsoft, the ability to complete the sale of our interest in Mainsoft if a definitive agreement is reached (including obtaining the approval of the requisite vote of Mainsoft’s other shareholders, market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Varda Sagiv	Peter Seltzberg
BluePhoenix Solutions	Hayden Communications
+97299526100	(646) 415-8972
vsagiv@bphx.com	peter@haydenir.com

Financial Media Contact
Jeffrey Stanlis
Hayden Communications
(602) 476-1821
jeff@haydenir.com